                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES

                     EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)


Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:


[ ]  Preliminary Proxy Statement               [ ]  Confidential, for Use of the Commission
                                                    Only (as permitted by Rule 14a-6(e)(2))
[X]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                               SAFETY-KLEEN CORP.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                             LES ACQUISITION, INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing Party:

     (4)  Date Filed:

--------------------------------------------------------------------------------

LAIDLAW ENVIRONMENTAL SERVICES INC.


                               DECEMBER 16, 1997


Dear Fellow Safety-Kleen Corp. Shareholder:


     I am pleased to enclose our Proxy Statement for the Special Meeting of shareholders of Safety-Kleen Corp. (the "Control Share Meeting") to be held on January 9, 1998. Safety-Kleen has not yet informed us of the precise time and location of the Control Share Meeting. Safety-Kleen will furnish such information when it sends the official notice of the meeting to you.



     As you may know by now, Laidlaw Environmental Services, Inc. ("Laidlaw Environmental") has announced its intention to make an exchange offer (the "Laidlaw Environmental Offer") to acquire all outstanding shares of the common stock (and associated share purchase rights) (the "Shares") of Safety-Kleen Corp. ("Safety-Kleen") for consideration per Share consisting of $15.00 in cash (subject to reduction for certain break up fees, new severance arrangements and certain expenses of Safety-Kleen as described in the accompanying Proxy Statement) and common stock of Laidlaw Environmental with a market value of $15.00 (assuming that the market value of Laidlaw Environmental common stock is no more than $5.35714 and no less than $4.28571). The detailed terms and conditions of the Laidlaw Environmental Offer will be set forth in Laidlaw Environmental's prospectus and the related letter of transmittal, which will be separately mailed to Safety-Kleen shareholders in the future. As you may also know, on November 20, 1997, Safety-Kleen announced that it had entered into an agreement with affiliates of Philip Services Corp. and two private investment entities for a merger (the "Buyout Merger") in which Safety-Kleen shareholders would receive $27 in cash per Share.


     Laidlaw Environmental intends to take the Laidlaw Environmental Offer directly to Safety-Kleen shareholders and, as a critical first step, is soliciting your vote at the Control Share Meeting on a proposal (the "Voting Rights Proposal") to authorize, in accordance with Wisconsin's "control share acquisition statute," the restoration of full voting rights to any and all Shares that Laidlaw Environmental may acquire, directly or indirectly, pursuant to the Laidlaw Environmental Offer that would otherwise be subject to reduced voting rights under the Wisconsin Control Share Statute.

     Laidlaw Environmental urges you to vote FOR the Voting Rights Proposal for the following reasons:


     - Restoration of full voting rights is a condition to consummation of the Laidlaw Environmental Offer. A vote FOR the Voting Rights Proposal removes one important obstacle to the Laidlaw Environmental Offer and helps to ensure that Safety-Kleen shareholders have an opportunity to consider the Laidlaw Environmental Offer. Laidlaw Environmental is committed to removing the other obstacles to the Laidlaw Environmental Offer, but approval of the Voting Rights Proposal is a key first step.



     - A vote FOR the Voting Rights Proposal continues the process of maximizing the value of the Shares held by Safety-Kleen shareholders. Safety-Kleen will soon be soliciting your votes to approve the Buyout Merger at a meeting of Safety-Kleen's shareholders, and Laidlaw Environmental will solicit your votes in opposition to that transaction. For now, the matter before you is whether, in accordance with Wisconsin law, to restore full voting rights to any Shares Laidlaw Environmental may acquire in the Laidlaw Environmental Offer.


1301 Gervais Street, Suite 300 (29201) Post Office Box 11393 (29211) Columbia, South Carolina Phone 803.933.4200

     - A vote FOR the Voting Rights Proposal simply keeps your options open. Voting for the Voting Rights Proposal is neither an acceptance nor an endorsement of the Laidlaw Environmental Offer, and voting for the Voting Rights Proposal does not serve as a tender of your Shares or require that you tender your Shares.



     Detailed information concerning the Voting Rights Proposal and the Wisconsin control share acquisition statute is set forth in the accompanying Proxy Statement. Because approval of the Voting Rights Proposal is a condition to Laidlaw Environmental's obligation to consummate the Laidlaw Environmental Offer (unless Laidlaw Environmental is satisfied in its reasonable discretion that the Wisconsin control share acquisition statute is invalid or inapplicable), Laidlaw Environmental has an interest in the proxy solicitation with respect to the Voting Rights Proposal that is different from other Safety-Kleen shareholders. We urge you to carefully read the enclosed material, as it is important that your Safety-Kleen shares be represented and voted at the Control Share Meeting.


     If you have any questions concerning the enclosed Proxy Statement or need assistance in voting your Shares, please contact our Information Agent, Morrow & Co., Inc., at 1-800-662-5200 or call collect at (212) 754-8000.

     We thank you in advance for your support.

                                             Sincerely,


                                             Kenneth W. Winger

                                             President and Chief Executive
                                             Officer
                                             Laidlaw Environmental Services,
                                             Inc.


THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE VOTING RIGHTS PROPOSAL AND IS NEITHER A REQUEST FOR THE TENDER OF SHARES
  OF SAFETY-KLEEN COMMON STOCK NOR AN OFFER OF SHARES OF LAIDLAW ENVIRONMENTAL COMMON STOCK. THE LAIDLAW ENVIRONMENTAL OFFER WILL BE MADE ONLY BY MEANS OF THE
    LAIDLAW ENVIRONMENTAL PROSPECTUS AND LETTER OF TRANSMITTAL WHICH WILL BE
         SEPARATELY MAILED TO SAFETY-KLEEN SHAREHOLDERS IN THE FUTURE.

                            DATED DECEMBER 16, 1997


                                PROXY STATEMENT
                                       OF
                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                                      AND
                             LES ACQUISITION, INC.
                                    FOR THE
                        SPECIAL MEETING OF SHAREHOLDERS
                           UNDER SECTION 180.1150(5)
                           OF THE WISCONSIN STATUTES
                                       OF
                               SAFETY-KLEEN CORP.
                         TO BE HELD ON JANUARY 9, 1998


     This Proxy Statement is being furnished to holders of outstanding Common Shares, par value $0.10 per share, including the associated Rights (as defined below) (the "Shares"), of Safety-Kleen Corp., a Wisconsin corporation ("Safety-Kleen"), in connection with the solicitation by Laidlaw Environmental Services, Inc., a Delaware corporation ("Laidlaw Environmental"), and by LES Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Laidlaw Environmental ("LES Acquisition"), of proxies to be voted at a Special Meeting of Shareholders of Safety-Kleen to be held on January 9, 1998, and at any adjournments or postponements thereof (the "Control Share Meeting"), on a proposal (the "Voting Rights Proposal") to authorize, in accordance with Section 180.1150 (the "Wisconsin Control Share Statute") of the Wisconsin Statutes, the restoration of full voting power to any and all Shares acquired by Laidlaw Environmental and LES Acquisition (or one or more other direct or indirect subsidiaries of Laidlaw Environmental). The precise time and location of the Control Share Meeting will be determined and announced by Safety-Kleen, and Safety-Kleen will furnish such information to shareholders of record as of the record date for the meeting when it distributes the official notice of the Control Share Meeting.



     This Proxy Statement is first being sent or given to shareholders on or about December 16, 1997. The record date for the Control Share Meeting is the close of business on December 19, 1997 (the "Record Date"). The principal executive offices of Safety-Kleen are located at 1000 North Randall Road, Elgin, Illinois 60123.



     Laidlaw Environmental has announced its intention to commence an offer (the "Laidlaw Environmental Offer") to exchange (i) $15.00 net in cash (subject to reduction) and (ii) shares of Common Stock, par value $1.00 per share, of Laidlaw Environmental ("Laidlaw Environmental Common Stock"), with a market value of $15.00 (assuming that the market value of Laidlaw Environmental Common Stock is no more than $5.35714 and no less than $4.28571), for each outstanding Share, including the associated Common Share Purchase Rights (the "Rights") granted under that certain Rights Agreement, dated as of November 9, 1988, between Safety-Kleen and First National Bank of Chicago, as Rights Agent, as amended (the "Rights Agreement"), validly tendered and not properly withdrawn. The amount of the cash consideration is subject to reduction for certain break up fees, new severance costs and expenses of Safety-Kleen, and the actual value of Laidlaw Environmental Common Stock to be exchanged pursuant to the Laidlaw Environmental Offer may vary. Laidlaw Environmental has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (as amended from time to time, the "Registration Statement") which contains a preliminary prospectus setting forth the terms and conditions of the Laidlaw Environmental Offer (the "Laidlaw Environmental Preliminary Prospectus"). The Laidlaw Environmental Offer will be made solely pursuant to the definitive prospectus (the "Laidlaw Environmental Prospectus") included in the Registration Statement, the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") to be filed prior to the commencement of the Laidlaw Environmental Offer and the related letter of transmittal (the "Letter of Transmittal"), which will be mailed separately to the shareholders of Safety-Kleen immediately after the Commission declares the Registration Statement effective. This Proxy Statement is neither a request for the tender of Shares nor an offer with respect thereto.


     As more fully described below under "WISCONSIN CONTROL SHARE STATUTE," the Wisconsin Control Share Statute generally provides that (subject to certain exceptions) the voting power of voting securities of a "resident domestic corporation" held by any person or entity in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those securities, unless the shareholders of the resident domestic corporation have voted to approve the person's or entity's request to restore the full voting power of such person's or entity's voting securities. The Control Share Meeting has been called at the request of Laidlaw Environmental to enable Safety-Kleen Shareholders to vote on such a resolution with respect to Shares it may acquire in the Laidlaw Environmental Offer or otherwise.


     A copy of the Registration Statement, and, after its filing with the Commission, a copy of the Schedule 14D-1 and all amendments thereto, may be obtained from the Commission upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. Such material is also available for inspection and copying at the principal office of the Commission at the address set forth immediately above, at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material should also be available on-line through the Commission's EDGAR system.



     VOTING IN FAVOR OF THE VOTING RIGHTS PROPOSAL WILL NOT REQUIRE YOU TO TENDER YOUR SHARES IN THE LAIDLAW ENVIRONMENTAL OFFER. CONSUMMATION OF THE LAIDLAW ENVIRONMENTAL OFFER, HOWEVER, WILL BE CONDITIONED UPON, AMONG OTHER THINGS, AUTHORIZATION BY SHAREHOLDERS OF SAFETY-KLEEN OF THE VOTING RIGHTS PROPOSAL (OR LES ACQUISITION AND LAIDLAW ENVIRONMENTAL BEING SATISFIED, IN THEIR REASONABLE DISCRETION, THAT THE WISCONSIN CONTROL SHARE STATUTE IS INVALID OR INAPPLICABLE TO SUCH ACQUISITION). ACCORDINGLY, IT IS IMPORTANT THAT SHAREHOLDERS WHO WISH TO CONSIDER THE LAIDLAW ENVIRONMENTAL OFFER, OR WHO WISH TO HAVE THE OPPORTUNITY TO TENDER THEIR SHARES IN THE LAIDLAW ENVIRONMENTAL OFFER, VOTE FOR THE AUTHORIZATION OF THE VOTING RIGHTS PROPOSAL ON THE ENCLOSED BLUE-STRIPED PROXY CARD.


     BY VOTING IN FAVOR OF THE VOTING RIGHTS PROPOSAL, A SHAREHOLDER WOULD NOT BE PROHIBITED FROM LATER VOTING AGAINST ANY PROPOSED BUSINESS COMBINATION INVOLVING SAFETY-KLEEN, LAIDLAW ENVIRONMENTAL OR LES ACQUISITION.


     When the Laidlaw Environmental Offer is commenced, tendering Shares pursuant to the Laidlaw Environmental Offer will NOT constitute a vote in favor of the Voting Rights Proposal. Instead, you must vote for the Voting Rights Proposal by using the enclosed BLUE-STRIPED proxy card or by voting in person at the Control Share Meeting.


     If you have any questions about the voting of Shares, the Laidlaw Environmental Offer or the Voting Rights Proposal, please contact Morrow & Co., Inc. ("Morrow & Co.") at 909 Third Avenue, New York, New York 10022, or by telephone at 212/754-8000 (call collect) or 800/662-5200 (toll free).

                         BACKGROUND OF THE SOLICITATION

     On August 8, 1997 Safety-Kleen announced the resignation of John G. Johnson, Jr., President and Chief Executive Officer of Safety-Kleen. Donald W. Brinckman, Chairman of Safety-Kleen's Board of Directors, who had previously served as Safety-Kleen's Chief Executive Officer from 1968 until December 31, 1994, was appointed Chief Executive Officer. Safety-Kleen also announced that its Board of Directors had engaged the services of William Blair & Company ("William Blair") to act as adviser to Safety-Kleen and to manage the process of exploring strategic options for enhancing shareholder value.

     On August 8, 1997, William Blair sent a copy of the Safety-Kleen confidentiality letter to one of Laidlaw Environmental's investment bankers, Mr. David E. Thomas, Jr. of Raymond James & Associates, Inc. ("Raymond James") and stated that an offering circular would be available early in the week of August 18, 1997, and that such circular would be distributed to parties that had executed a confidentiality agreement. Laidlaw Environmental did not respond to this letter and William Blair called Laidlaw Environmental's representative and asked that Laidlaw Environmental sign the confidentiality agreement. Laidlaw Environmental was willing to sign a confidentiality agreement, but not the one proposed by Safety-Kleen, which contained a standstill provision that would prohibit Laidlaw Environmental for a period of two years from submitting any proposal to acquire Safety-Kleen unless such proposal is directed solely to the management of Safety-Kleen and Safety-Kleen shall have requested in advance the submission of such proposal.


     In mid-September 1997, there were further discussions between the two investment banks in which Laidlaw Environmental's representatives requested a meeting of the two companies and their advisors so that Laidlaw Environmental could fully describe why a business combination was in both companies' best interests. Safety-Kleen's representative continued to request that Laidlaw Environmental sign a confidentiality agreement containing the two-year standstill provision. He also stated that if Laidlaw Environmental would submit its proposal in writing, Safety-Kleen would consider a meeting with Laidlaw Environmental.


     On September 24, 1997, Mr. Thomas delivered a letter to Mr. Jeffrey W. Corum of William Blair, informing Mr. Corum of Laidlaw Environmental's interest in pursuing negotiations with Safety-Kleen. In particular, Mr. Thomas's letter requested a meeting between the management of Laidlaw Environmental and the management of Safety-Kleen and pointed out several unique features of Laidlaw Environmental's proposed transaction, including the potential cost savings available from combining the operations of Laidlaw Environmental and Safety-Kleen.


     Shortly thereafter Mr. Corum responded to Mr. Thomas's letter by telephone stating that only upon Laidlaw Environmental's delivery of a confidentiality and standstill agreement acceptable to Safety-Kleen, would Safety-Kleen meet with Laidlaw Environmental. Subsequent to their telephone conversations, Mr. James R. Bullock, Chairman of Laidlaw Environmental, attempted to call Mr. Brinckman, who did not return his call. Mr. Bullock then called Mr. E. David Coolidge of William Blair in an effort to arrange a meeting with Safety-Kleen. Mr. Coolidge repeated Safety-Kleen's refusal to meet with Laidlaw Environmental in the absence of a confidentiality and standstill agreement.


     On November 3, 1997, the Laidlaw Environmental Board of Directors met and determined to proceed with the Initial Offer (as defined below) as well as to retain Bear, Stearns & Co. Inc. ("Bear Stearns") to work together with Raymond James as its financial adviser. Laidlaw Environmental management had previously retained Katten Muchin & Zavis to serve as legal counsel. Also on November 3, 1997, in a letter to Mr. Brinckman, Mr. Bullock informed Mr. Brinckman and the Safety-Kleen Board of Directors of Laidlaw Environmental's intention to acquire Safety-Kleen for a price per Share of $14.00 in cash and 2.4 shares of Laidlaw Environmental Common Stock (the "Initial Offer"), that Laidlaw Environmental was willing to execute a confidentiality agreement provided such agreement did not contain a standstill provision. Mr. Bullock stated that Laidlaw Environmental would consider and pursue various options with respect to an acquisition of Safety-Kleen notwithstanding Safety-Kleen's refusal to meet with representatives of Laidlaw Environmental. The letter also informed Mr. Brinckman that Laidlaw Environmental had executed a commitment letter with Toronto-Dominion Bank to provide all necessary financing for the Initial Offer and the merger and again encouraged Mr. Brinckman and the Safety-Kleen Board of Directors to meet with representatives of Laidlaw Environmental to discuss the possibility of a mutually beneficial negotiated transaction.


     On November 3, 1997 after receipt of Mr. Bullock's letter, Mr. Brinckman delivered a letter to Mr. Bullock requesting that Laidlaw Environmental execute a confidentiality and standstill agreement and informing Mr. Bullock that Safety-Kleen's Board of Directors would fully consider Laidlaw Environmental's proposal along with others received by Safety-Kleen. In addition, Mr. Brinckman stated that representatives of Safety-Kleen, together with its financial advisors, would meet with representatives of Laidlaw Environmental, together with its financial advisors, to discuss information concerning Laidlaw Environmental and the estimated cost savings and synergies.

     On November 4, 1997, Laidlaw Environmental publicly announced its intention to commence the Initial Offer.

     On November 5, 1997, Mr. Bullock and a representative of Bear Stearns met with Mr. Brinckman, Mr. Joseph Chalhoub, Senior Vice President of Safety-Kleen, and representatives of William Blair to discuss potential synergies that could be achieved through a combination of the two companies and ways the parties could work together. Mr. Bullock stated that Laidlaw Environmental was prepared to sign a mutual confidential-ity agreement that would not contain a standstill provision so that Laidlaw Environmental and Safety-Kleen could share information with each other. In response, Safety-Kleen repeated its requirement that Laidlaw Environmental sign a confidentiality and standstill agreement.

     Subsequent to the November 5th meeting, the representatives of the parties exchanged correspondence reiterating their positions with respect to the confidentiality and standstill agreement.

     On November 13, 1997, Laidlaw Environmental filed the Registration Statement. A copy of the Registration Statement was sent to Mr. Brinckman, along with a letter from Mr. Bullock emphasizing the strategic importance of combining the two companies and reiterating Laidlaw Environmental's desire to engage in negotiations with Safety-Kleen. Mr. Bullock also expressed Laidlaw Environmental's willingness to put the decision to accept the Initial Offer directly to Safety-Kleen shareholders. Mr. Bullock requested the cooperation of the Safety-Kleen Board of Directors in eliminating any antitakeover obstacles which would prohibit the shareholders from accepting the Initial Offer.

     On November 13, 1997, Laidlaw Environmental also sent a notice to Safety-Kleen pursuant to Section 180.1150 of the Wisconsin Statutes requesting that the Safety-Kleen Board of Directors convene a special meeting of shareholders and submit for shareholder approval a resolution to restore regular voting power to any Shares Laidlaw Environmental would acquire as a result of the Laidlaw Environmental Offer.

     By a second letter dated November 13, 1997, Laidlaw Environmental, having in its judgment complied with the Wisconsin Statutes, also requested the right to inspect and copy the Safety-Kleen shareholder list for the purpose of communicating directly with Safety-Kleen shareholders.

     On November 17, 1997, Safety-Kleen commenced litigation in the United States District Court for the Northern District of Illinois seeking, among other things, an order declaring that it was not required to call a special shareholders meeting as requested by Laidlaw Environmental or to provide a shareholders list to Laidlaw Environmental.

     On November 20, 1997, Safety-Kleen announced that it had entered into a Merger Agreement, dated as of November 20, 1997 (the "Buyout Merger Agreement"), with newly formed affiliates of Philip Services Corp., Apollo Management, L.P. and Blackstone Management Partners III L.L.C. (the "Buyout Group"). Pursuant to the Buyout Merger Agreement, an acquisition subsidiary formed by the Buyout Group would merge with and into Safety-Kleen (the "Buyout Merger"), with Safety-Kleen as the surviving company in a transaction in which Safety-Kleen shareholders would receive $27.00 per Share in cash. As a result of the Buyout Merger, Safety-Kleen would become a wholly-owned subsidiary of a new holding company formed by the Buyout Group and would continue to operate under its current management and out of its current headquarters. The closing of the Buyout Merger is subject to certain conditions, including the approval of at least 66 2/3% of Safety-Kleen's shareholders and both the debt and equity funding of the financing arrangements of the Buyout Group. Pursuant to the Buyout Merger Agreement, Safety-Kleen is required to pay a termination fee of $50 million and to reimburse the Buyout Group for its expenses in an amount up to $25 million under certain conditions, including in the event that the Buyout Merger Agreement is terminated and the Laidlaw Environmental Offer is accepted by Safety-Kleen shareholders.


     Later that day, in a letter from Mr. Bullock to Mr. Brinckman, Laidlaw Environmental increased its per Share offer to $15.00 in cash (subject to reduction for break-up fees, new severance arrangements and other expenses as described below), and common stock of Laidlaw Environmental with a market value of $15.00 (assuming that the market value of Laidlaw Environmental Common Stock is no more than $5.35714 and no less than $4.28571). The cash consideration to be paid pursuant to the Laidlaw Environmental Offer will be reduced on a pro rata basis by the amount of (i) any termination fees or expenses paid or reimbursed (or payable or reimbursable) by Safety-Kleen pursuant to the Buyout Merger Agreement and (ii) any incremental costs, including the costs of new severance arrangements and other expenses Safety-Kleen may incur in connection with the Buyout Merger Agreement. The actual value of the Laidlaw Environmental Common Stock to be exchanged pursuant to the Laidlaw Environmental Offer may vary. The detailed terms and conditions of the Laidlaw Environmental Offer will be set forth in the Laidlaw Environmental Prospectus and the related Letter of

Transmittal, which will be separately mailed to the shareholders of Safety-Kleen immediately after the Commission declares the Registration Statement effective.


     On November 24, 1997, Laidlaw Environmental filed a counterclaim in the United States District Court for the Northern District of Illinois, against Safety-Kleen and its Board of Directors seeking, among other things, preliminary and permanent injunctive relief declaring invalid the termination fee and expense reimbursement provisions of the Buyout Merger Agreement, and any severance arrangements for the benefit of Safety-Kleen management that may have been entered into by Safety-Kleen in connection with the Buyout Merger Agreement. Laidlaw Environmental has submitted a request in writing to Safety-Kleen for a statement setting forth any incremental costs, including the cost of new severance arrangements and other expenses that Safety-Kleen has incurred or may reasonably be expected to incur in connection with the Buyout Merger Agreement.

     On November 26, 1997, Safety-Kleen filed a proxy statement on Schedule 14A with respect to the proposal to consider and approve the Buyout Merger Agreement and the Buyout Merger.

     On December 2, 1997, Laidlaw Environmental and LES Acquisition filed this proxy statement on Schedule 14A with respect to the proposal to consider and approve the Voting Rights Proposal.

     On December 9, 1997, in compliance with the court ruling of December 4, 1997 (See "LITIGATION"), Safety-Kleen announced that the Control Share Meeting would be held on January 9, 1998, with a record date of December 19, 1997.

                        WISCONSIN CONTROL SHARE STATUTE


     Section 180.1150(2) of the Wisconsin Control Share Statute provides that unless otherwise provided in the articles of incorporation of a resident domestic corporation and except as otherwise provided in Section 180.1150, the voting power of voting securities of a resident domestic corporation held by any person or entity in excess of 20% of the voting power in the election of directors shall be limited to 10% of the full voting power of such voting securities. Based upon the information it has received to date, Laidlaw Environmental has been unable to determine definitively whether Safety-Kleen is a "resident domestic corporation" for purposes of the Wisconsin Statutes.


     However, under Section 180.1150, certain voting securities, including shares acquired from the resident domestic corporation, shares acquired under an agreement entered into at any time when the resident domestic corporation was not a resident domestic corporation, and shares acquired in a transaction incident to which the shareholders of the resident domestic corporation have voted to restore the full voting power of all of such acquiring person's shares, are not subject to the voting power restriction.

     Pursuant to Section 180.1150(4), a purchaser or potential purchaser of shares of a resident domestic corporation may request that a resolution restoring the full voting power of all shares acquired by such purchaser be submitted to the shareholders of the resident domestic corporation for their approval. A person or entity desiring a shareholder vote must deliver to the resident domestic corporation at its principal office a form of shareholder resolution with an accompanying notice containing the following information: (i) the identity of the person or entity submitting the resolution, (ii) a statement that the resolution and notice are submitted under Section 180.1150, (iii) the number of shares of the resident domestic corporation beneficially owned by the person or entity submitting the resolution, (iv) a specification of the voting power the person or entity has acquired or proposes to acquire for which shareholder approval is sought, (v) the circumstances, terms and conditions under which shares representing in excess of 20% of the voting power were acquired or are proposed to be acquired, set forth in reasonable detail, including the source of funds or consideration and other details of the arrangements of the transaction or transactions, and (vi) if the shares are acquired for purposes of gaining control of the resident domestic corporation, the terms of the proposed acquisition, including source of funds, material terms of financial arrangements, plans or proposals with respect to the resident domestic corporation or its assets, plans to change the location of its principal office, its business activities, its management or policies of employment, its relationship with suppliers, customers, or communities, and other material information which would affect the decision of shareholders with respect to the Voting Rights Proposal.

     Under Section 180.1150(5) a resident domestic corporation must, within 10 days of receipt of the resolution and notice as described above, fix a date for a special meeting of the shareholders to vote on the resolution. The meeting must be no later than 50 days after receipt of the resolution and notice unless the person or entity submitting the notice agrees to a later date, and no earlier than 30 days after receipt of the resolution and notice if the person submitting the resolution and notice so requests. The resident domestic corporation shall include with its notice to shareholders a copy of the resolution and notice delivered by the entity seeking to have full voting power restored, and the notice to shareholders shall also include a statement by the directors of the resident domestic corporation as to their position or lack of position on the resolution.

     Regular voting power will be restored to the voting securities held by the person or entity requesting the restoration if, at a meeting at which a quorum is present, a majority of the voting power of shares represented at the meeting and entitled to vote approves the resolution to restore full voting power.

     Dissenters' rights are not available to shareholders of a resident domestic corporation in connection with the restoration of voting power, but may be available to shareholders in connection with the merger that Laidlaw Environmental intends to effect following the consummation of the Laidlaw Environmental Offer.


     THE FOREGOING IS A SUMMARY OF THE RELEVANT PROVISIONS OF THE WISCONSIN CONTROL SHARE STATUTE AND THE RELATED PROVISIONS OF THE WISCONSIN STATUTES. THE FOREGOING SUMMARY IS COMPLETE IN ALL MATERIAL RESPECTS BUT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH STATUTES.


                                   LITIGATION

     Between November 4, 1997 and November 12, 1997, six class action lawsuits were filed against Safety-Kleen and various directors of Safety-Kleen by Safety-Kleen shareholders not affiliated with Laidlaw Environmental. In general, these lawsuits seek to (i) cause Safety-Kleen to cooperate with any entity or person having a bona fide interest in a transaction with Safety-Kleen, (ii) order the Safety-Kleen Board of Directors to appropriately evaluate Safety-Kleen's value and to take appropriate steps to enhance this value, and
(iii) cause Safety-Kleen's Board of Directors to act independently in the best interest of the public shareholders of Safety-Kleen.


     On November 17, 1997, Safety-Kleen commenced litigation in the United States District Court for the Northern District of Illinois alleging that Laidlaw Environmental violated Section 5(b)(1) of the Securities Act of 1933 by making a "premature offer" and unlawful proxy solicitation. As a remedy for that alleged violation, Safety-Kleen requested that it be relieved of its obligation to provide Laidlaw Environmental with a list of its shareholders so that Safety-Kleen will not be in the position of facilitating a violation of the federal securities laws. The Safety-Kleen complaint further alleged that Laidlaw Environmental's request pursuant to Section 180.1150 of the Wisconsin Statutes that Safety-Kleen call the Control Share Meeting failed to comply with the state law notice requirements. Safety-Kleen contends that the notice served by Laidlaw Environmental fails to provide sufficient disclosure of the financing for the Laidlaw Environmental Offer. Safety-Kleen sought a declaratory judgment that it need not schedule the Control Share Meeting or provide access to its shareholder list.


     On November 24, 1997, Laidlaw Environmental filed an answer to Safety-Kleen's complaint in which Laidlaw Environmental denied each of Safety-Kleen's claims and raised certain affirmative defenses. On that date, Laidlaw Environmental also filed a counterclaim against Safety-Kleen and each member of its board of directors (the "Director Defendants") seeking, among other things: (i) an order compelling Safety-Kleen to call the Control Share Meeting to vote on the Voting Rights Proposal in accordance with Section 180.1150(5)(a) to restore full voting rights to any Shares acquired by Laidlaw Environmental in the Laidlaw Environmental Offer and the proposed merger; (ii) an order compelling the production of Safety-Kleen's shareholder lists, to be produced promptly and at Safety-Kleen's expense; (iii) an order (w) declaring that the Director Defendants have breached their fiduciary duties to Safety-Kleen's shareholders, including Laidlaw Environmental, by refusing to negotiate with Laidlaw Environmental, entering into the Buyout Merger Agreement, and agreeing to the unlawful provisions of the Buyout Merger Agreement, including the break-up fee, (x) compelling the Director Defendants to carry out their fiduciary duties to Safety-Kleen's shareholders, including Laidlaw Environmental, by implementing and adhering to procedures under which the transaction providing the best value reasonably available can be obtained for Safety-Kleen's shareholders, (y) enjoining Safety-Kleen and the Director Defendants from proceeding with the Buyout Merger or paying a "break-up fee" to the Buyout Group, and (z) directing the Director Defendants to negotiate with Laidlaw Environmental regarding the Laidlaw Environmental Offer; (iv) an order compelling the Director Defendants to amend Safety-Kleen's Rights Agreement to make it inapplicable to the Laidlaw Environmental Offer or to redeem the Rights;
(v) an order (pursuant to the derivative claim) requiring the Director Defendants to account to Safety-Kleen for waste of corporate assets and all other damages caused by their approval of the Buyout Transaction; and (vi) an award of costs of suit and reasonable attorneys' fees, and for such other relief as the Court may deem just and appropriate.

     On November 26, 1997, Laidlaw Environmental presented its Motion for Preliminary Injunction in which it sought (i) an order compelling Safety-Kleen to call the Control Share Meeting to consider the Voting Rights Proposal in accordance with the Wisconsin Control Share Statute to restore full voting rights to any Shares acquired by Laidlaw Environmental and (ii) an order compelling the production of the Safety-Kleen shareholder list.

     In a ruling issued on December 4, 1997, the United States District Court for the Northern District of Illinois ordered Safety-Kleen to comply with the provisions of the Wisconsin Control Share Statute by calling a meeting of the Safety-Kleen shareholders to consider the Voting Rights Proposal and providing its shareholder list to Laidlaw Environmental.

     Also on December 4, 1997, Laidlaw Environmental filed a second Motion for Preliminary Injunction in which it sought (i) to enjoin Safety-Kleen and its Board of Directors from consummating an unlawful agreement to sell Safety-Kleen for $27 per share or paying a "break-up fee" to the Buyout Group; (ii) to require Safety-Kleen's Board of Directors to fulfill their fiduciary duties of loyalty and care to Safety-Kleen's shareholders and fairly consider all offers for the purchase of Safety-Kleen, including the Laidlaw Environmental Offer; and
(iii) to direct Safety-Kleen's Board of Directors to amend the Rights Agreement to make it inapplicable to the Laidlaw Environmental Offer or redeem the Rights created therein. An evidentiary hearing on the December 4 motion is scheduled to be held on January 6, 1998.

                                 OTHER MATTERS


     Except as set forth herein, neither Laidlaw Environmental nor LES Acquisition is aware of any other substantive matter to be considered at the Control Share Meeting. However, if any other matter properly comes before the Control Share Meeting, the proxies also confer authority to the persons named in the proxy card to vote the Shares to which the proxy relates on such matter at their discretion, including any adjournment or postponement of the Control Share Meeting.


                      VOTING AT THE CONTROL SHARE MEETING


     At the Control Share Meeting, shareholders of Safety-Kleen will be asked
(i) to approve a resolution of Safety-Kleen's shareholders authorizing the Voting Rights Proposal and (ii) to confer authority to the proxies named in the proxy card to initiate and vote for one or more proposals to adjourn the Control Share Meeting for any reason, including to allow the solicitation of additional votes, if necessary, to authorize the Voting Rights Proposal under the Wisconsin Control Share Statute (the "Adjournment Proposal").



     Under Safety-Kleen's bylaws, a majority of the outstanding Shares entitled to vote, represented in person or by proxy, shall constitute a quorum at the Control Share Meeting. If a quorum is present, authorization of the Voting Rights Proposal pursuant to the Wisconsin Control Share Statute requires the affirmative vote of the holders of a majority of the voting power represented by Shares present at the Control Share Meeting in person or by proxy and entitled to vote thereon. Under the Wisconsin Statutes, if a quorum is present, the affirmative vote of a majority of votes cast will be required for the approval of any Adjournment Proposal.


     According to Safety-Kleen's Form 10-Q for the fiscal quarter ended September 6, 1997, as of September 6, 1997 there were 58,400,729 Shares outstanding.

     A VOTE IN FAVOR OF THE VOTING RIGHTS PROPOSAL WILL NOT REQUIRE THAT YOU TENDER SHARES IN THE LAIDLAW ENVIRONMENTAL OFFER. APPROVAL OF THE VOTING RIGHTS PROPOSAL WILL HELP MAKE IT POSSIBLE FOR YOU TO HAVE THE OPPORTUNITY TO DECIDE FOR YOURSELF WHETHER TO ACCEPT THE LAIDLAW ENVIRONMENTAL OFFER. IF YOU ARE A SHAREHOLDER OF RECORD ON THE RECORD DATE, DECEMBER 19, 1997, YOU WILL BE ENTITLED TO VOTE AT THE CONTROL SHARE MEETING EVEN IF YOU SUBSEQUENTLY TENDER YOUR SHARES IN THE LAIDLAW ENVIRONMENTAL OFFER.



     Whether or not you plan to attend the Control Share Meeting, we urge you to vote FOR authorization of the Voting Rights Proposal and FOR the Adjournment Proposal by so indicating on the enclosed BLUE-STRIPED proxy card. You may revoke a proxy at any time before it is voted by delivering a written notice of revocation or a later dated proxy for the Control Share Meeting to Safety-Kleen, One Brinckman Way, Elgin, Illinois 60123. Laidlaw Environmental and LES Acquisition request that you send a copy of any revocation sent to Safety-Kleen to Morrow & Co., Inc., 909 Third Avenue, 20th Floor, New York, New York 10022. Proxies may also be revoked at the Control Share Meeting; however, attendance at the Control Share Meeting will not in and of itself revoke a proxy. Unless revoked in the manner set forth above, proxies will be voted at the Control Share Meeting in accordance with your instructions. In the absence of such instructions, such proxies will be voted FOR the Voting Rights Proposal and FOR any Adjournment Proposal.



     Any abstention from voting on a proxy will count as a vote withheld and will be included in computing the number of Shares present for purposes of determining whether a quorum is present at the Control Share Meeting. If a broker indicates on a proxy that it does not have discretionary authority as to certain Shares to vote on the Voting Rights Proposal or any Adjournment Proposal (a "broker non-vote"), those Shares will also be considered present for purposes of determining the presence of a quorum but not entitled to vote with respect to the applicable proposal. With respect to the Voting Rights Proposal, an abstention will have the same effect as a vote AGAINST the Voting Rights Proposal, since abstentions will be counted in computing the number of Shares represented and entitled to vote at the Control Share Meeting, while broker non-votes will not be so counted and consequently will have no effect on the vote. With respect to any Adjournment Proposal, since abstentions and broker non-votes are not considered votes cast, neither will have any effect on the voting for such proposal. The inspector of election appointed by Safety-Kleen's Board of Directors and Laidlaw Environmental will determine the Shares represented at the meeting and the validity of the proxies and ballots, and will count all votes and ballots. The voting requirements and procedures described herein are based upon provisions of the Wisconsin Statutes, Safety-Kleen's charter documents and interpretations deemed relevant.



     Only holders of record of Shares as of the close of business on the Record Date will be entitled to vote. If you are a shareholder of record on the Record Date, you will retain your voting rights for the Control Share Meeting even if you sell such Shares after the Record Date or if you tender such Shares pursuant to the Laidlaw Environmental Offer. The tender of Shares pursuant to the Laidlaw Environmental Offer does not constitute the grant to Laidlaw Environmental or LES Acquisition of a proxy or any voting rights with respect to the tendered Shares until such time as such Shares are accepted for payment by Laidlaw Environmental and LES Acquisition. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares on the enclosed BLUE-STRIPED proxy card even if you sell such Shares after the Record Date or tender such Shares pursuant to the Laidlaw Environmental Offer.


     If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can execute a proxy for such Shares and will do so only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the BLUE-STRIPED proxy card.


     PLEASE PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED BLUE-STRIPED PROXY CARD. NO POSTAGE WILL BE REQUIRED IF MAILED IN THE UNITED STATES. BY SIGNING AND MAILING THE BLUE-STRIPED PROXY CARD, ANY PROXY PREVIOUSLY SIGNED BY YOU WITH RESPECT TO THE VOTING RIGHTS PROPOSAL WILL BE AUTOMATICALLY REVOKED.

                            SOLICITATION OF PROXIES

     This solicitation is not being made by or on behalf of Safety-Kleen or Safety-Kleen's Board of Directors. Proxies may be solicited by mail, telephone, telecopier, e-mail, telegram and in person. Solicitations may be made by directors, officers, investor relations personnel and other employees of Laidlaw Environmental or LES Acquisition, none of whom will receive additional compensation for such solicitations. Laidlaw Environmental also anticipates that certain officers, directors, employees or representatives of Morrow & Co., Bear Stearns and Raymond James may communicate in person, by telephone or otherwise with shareholders of Safety-Kleen for the purpose of assisting in the solicitation of proxies. Additional information concerning such participants in the solicitation of proxies is listed in Schedule I attached hereto. Laidlaw Environmental has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of its solicitation materials to the beneficial owners of the Shares they hold of record. Laidlaw Environmental will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.


     Laidlaw Environmental has retained Morrow & Co. for solicitation and advisory services in connection with this solicitation. Laidlaw Environmental has also retained Morrow & Co. to act as Information Agent in connection with the Laidlaw Environmental Offer. Laidlaw Environmental will pay Morrow & Co. usual and customary compensation for all such services, including up to $175,000 as compensation for this solicitation, and will reimburse Morrow & Co. for reasonable out-of-pocket expenses in connection therewith. Laidlaw Environmental has agreed to indemnify Morrow & Co. against certain liabilities and expenses in connection with the Laidlaw Environmental Offer, including, but not limited to, certain liabilities under the federal securities laws. Morrow & Co. will solicit proxies from individuals, brokers, bank nominees and other institutional holders.


     Bear Stearns is acting as financial advisor to Laidlaw Environmental in connection with its effort to acquire Safety-Kleen and as Dealer Manager in connection with the Laidlaw Environmental Offer, for which services Laidlaw Environmental has paid to Bear Stearns aggregate fees equal to $1,500,000, and has agreed to pay additional amounts to Bear Stearns (up to a maximum of $3,250,000).

     Raymond James is also acting as financial advisor to Laidlaw Environmental in connection with its effort to acquire Safety-Kleen, for which services, and for assistance rendered by Raymond James in connection with prior purchases of Shares by Laidlaw Environmental, Laidlaw Environmental has agreed to pay Raymond James aggregate fees up to a maximum of $1,000,000 (all of which is contingent upon consummation of the Merger).

     Laidlaw Environmental has also agreed to reimburse each of the financial advisors for all out-of-pocket expenses incurred by such financial advisors (including consultant and attorney's fees), and has agreed to indemnify each of Bear Stearns and Raymond James and certain related persons and entities against certain liabilities and expenses in connection with their respective engagements, including certain liabilities under the federal securities laws. In connection with each of Bear Stearns' and Raymond James' engagement, Laidlaw Environmental anticipates that certain employees of Bear Stearns and Raymond James may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are Safety-Kleen shareholders. Neither Bear Stearns nor Raymond James will receive any fee for or in connection with such solicitation activities by its employees apart from the fees it is otherwise entitled to receive as described above.

     In addition to the fees to be received by each of Bear Stearns and Raymond James in connection with its engagement as financial advisor to Laidlaw Environmental, Raymond James has in the past rendered various investment banking and financial advisory services for Laidlaw Environmental for which it has received customary compensation. Both Bear Stearns and Raymond James may in the future render services to Laidlaw Environmental for which they will receive customary fees.

     Except as set forth above, neither Laidlaw Environmental nor, to the best of Laidlaw Environmental's knowledge, any subsidiary, entity, or person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf in connection with the solicitation of proxies.


     The entire expense of soliciting proxies for the Control Share Meeting is being borne by Laidlaw Environmental or a subsidiary of Laidlaw Environmental. Neither Laidlaw Environmental nor any such subsidiary will seek reimbursement for such expenses from Safety-Kleen. In addition to the above costs, costs incidental to soliciting proxies for the Control Share Meeting for printing, postage, legal and related expenses are expected to be approximately $500,000.


     If Laidlaw Environmental should terminate, or materially amend the terms of, the Laidlaw Environmental Offer prior to the Control Share Meeting, Laidlaw Environmental or LES Acquisition will disseminate such information regarding such changes to Safety-Kleen shareholders and, in appropriate circumstances, will provide Safety-Kleen shareholders with a reasonable opportunity to revoke their proxies prior to the Control Share Meeting.

        INTEREST OF LAIDLAW ENVIRONMENTAL IN THE VOTING RIGHTS PROPOSAL

     If the Voting Rights Proposal is approved and Laidlaw Environmental acquires additional Shares to bring its ownership level above 20 percent of the outstanding Shares, Laidlaw Environmental will be able to vote all of the Shares of Safety-Kleen that it holds.

                             SHAREHOLDER PROPOSALS

     According to the preliminary proxy materials filed by Safety-Kleen with the Commission on November 26, 1997, the deadline for receipt of shareholders' proposals for inclusion in Safety-Kleen's proxy material for the 1998 Annual Meeting of Shareholders was November 21, 1997.

                               OTHER INFORMATION

     Laidlaw Environmental was incorporated in Delaware in 1968. Its principal executive office is located at 1301 Gervais Street, Suite 300, Columbia, South Carolina, 29201. Its telephone number is (803) 933-4200. Laidlaw Environmental provides hazardous industrial waste management services throughout North America. Laidlaw Environmental collects, transports, treats and disposes of waste by incineration, landfilling and other methods at its facilities located in the United States and Canada. Laidlaw Environmental also operates waste processing, recycling and repackaging facilities and has analytical laboratories at its facilities in several states.

     LES Acquisition is a newly incorporated Delaware corporation and an indirect wholly owned subsidiary of Laidlaw Environmental which to date has not conducted any business other than in connection with the Laidlaw Environmental Offer and the proposed merger. LES Acquisition's Executive Office is located at 1301 Gervais Street, Suite 300, Columbia, South Carolina, 29201.

     Certain information about the directors and executive officers of Laidlaw Environmental and LES Acquisition and certain employees and other representatives of Laidlaw Environmental who may also assist Morrow & Co. in soliciting proxies is set forth in the attached Schedule I. Schedule II sets forth certain information relating to Shares owned by Laidlaw Environmental, LES Acquisition, Bear Stearns and Raymond James. Schedule III sets forth certain information, as made available in public documents, regarding Shares held by Safety-Kleen's principal shareholders and its management.


     THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES OF SAFETY-KLEEN COMMON STOCK NOR AN OFFER OF SHARES OF LAIDLAW ENVIRONMENTAL COMMON STOCK. THE LAIDLAW ENVIRONMENTAL OFFER WILL BE MADE ONLY BY MEANS OF THE LAIDLAW ENVIRONMENTAL PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, WHICH WILL BE SEPARATELY MAILED TO SAFETY-KLEEN SHAREHOLDERS AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.



     PLEASE COMPLETE, SIGN AND DATE THE BLUE-STRIPED PROXY CARD ENCLOSED AND RETURN IT PROMPTLY TO MORROW & CO., INC., 909 THIRD AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022. NO POSTAGE WILL BE NECESSARY IF THE ENVELOPE IS MAILED IN THE UNITED STATES.


LAIDLAW ENVIRONMENTAL SERVICES, INC.
LES ACQUISITION, INC.

December 16, 1997

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                  OF LAIDLAW ENVIRONMENTAL AND LES ACQUISITION

     Directors and Executive Officers of Laidlaw Environmental and LES Acquisition. The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Laidlaw Environmental and LES Acquisition are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Laidlaw Environmental. Unless otherwise indicated, each director and executive officer listed below is a citizen of the United States.

                                                          PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE
           NAME AND BUSINESS ADDRESS              AGE   LAST FIVE YEARS, DIRECTORSHIPS OF PUBLIC COMPANIES
           -------------------------              ---   --------------------------------------------------
Kenneth W. Winger...............................  59    President, Chief Executive Officer and Director of
President, Chief Executive Officer and Director         Laidlaw Environmental since May 15, 1997;
of Laidlaw Environmental                                President and sole Director of LES Acquisition,
1301 Gervais Street, Suite 300                          Inc. since November 12, 1997; President, Chief
Columbia, S.C. 29201                                    Operating Officer and sole director of Laidlaw
                                                        Environmental Services (US), Inc. from July 1995
                                                        until May 1997; Executive Vice President for
                                                        Business Development of Laidlaw Waste Systems,
                                                        Ltd. from January 1995 until July 1995; from May
                                                        1991 until December 1994, Senior Vice President
                                                        for Corporate Development of Laidlaw Inc. Mr.
                                                        Winger also is a director of ViroGroup, Inc.
                                                        Non-U.S. citizen.
James R. Bullock................................  53    President and Chief Executive Officer of Laidlaw,
Director of Laidlaw Environmental and Chairman          Inc. since October 1993; for more than a year
of the Board since May 1997                             prior thereto, President and Chief Executive
Laidlaw Inc.                                            Officer of Cadillac Fairview Corporation Limited.
3221 North Service Road                                 Mr. Bullock also is a director of Laidlaw Inc.
Burlington, Ontario L7R 3Y8                             Non-U.S. citizen.
John R. Grainger................................  48    Executive Vice President and Chief Operating
Director of Laidlaw Environmental and Chairman          Officer of Laidlaw Inc. since September 1997;
of the Board since May 1997                             President and Chief Operating Officer of Laidlaw
Laidlaw Inc.                                            Transit, Inc. since May 1992. Mr. Grainger
3221 North Service Road                                 currently serves as Chairman of the Human
Burlington, Ontario L7R 3Y8                             Resources and Compensation Committee. Non-U.S.
                                                        citizen.
Leslie W. Haworth...............................  54    Senior Vice President and Chief Financial Officer
Director of Laidlaw Environmental since May 1997        of Laidlaw, Inc. for more than five years. Mr.
Laidlaw Inc.                                            Haworth currently serves as Chairman of the Audit
3221 North Service Road                                 Committee. Non-U.S. citizen.
Burlington, Ontario L7R 3Y8
John W. Rollins, Sr.............................  81    Chairman of the Board and Chief Executive Officer
Director of Rollins Environmental Services, Inc.        of Rollins Truck Leasing Corp. for more than five
since 1982                                              years. Mr. Rollins was Chairman of the Board and
Rollins Truck Leasing Corp.                             Chief Executive Officer of Rollins Environmental
2200 Concord Pike                                       Services, Inc. from 1988 until May 15, 1997. Mr.
One Rollins Plaza                                       Rollins also is a director of Matlack Systems,
Wilmington, DE 19803                                    Inc., Rollins, Inc., RPC, Inc. and Dover Downs
                                                        Entertainment, Inc. Mr. Rollins is the father of
                                                        John W. Rollins, Jr.

                                                          PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE
           NAME AND BUSINESS ADDRESS              AGE   LAST FIVE YEARS, DIRECTORSHIPS OF PUBLIC COMPANIES
           -------------------------              ---   --------------------------------------------------
John W. Rollins Jr..............................  55    President and Chief Operating Officer and a
Director of Rollins Environmental Services, Inc.        director of Rollins Truck Leasing Corp. for more
since 1982                                              than five years; Chairman of the Board of Matlack
Rollins Truck Leasing Corp.                             Systems, Inc. for more than five years. Mr.
2200 Concord Pike                                       Rollins was Senior Vice Chairman of the Board of
One Rollins Plaza                                       Rollins Environmental Services, Inc. from 1988
Wilmington, DE 19803                                    until May 15, 1997. Mr. Rollins also is a director
                                                        of Dover Downs Entertainment, Inc. Mr. Rollins is
                                                        a member of the Human Resources and Compensation
                                                        Committee. Mr. Rollins is the son of John W.
                                                        Rollins, Sr.
David E. Thomas, Jr.............................  40    Senior Managing Director and the Head of the
Director of Laidlaw Environmental since June            Investment Banking Group of Raymond James since
1997                                                    July 1996; from 1991 until July 1996, Managing
Raymond James & Associates, Inc.                        Director of Raymond James. Mr. Thomas also is a
880 Carillon Parkway                                    director of Reynolds, Smith and Hills, Inc. Mr.
St. Petersburg, FL 33716                                Thomas is a member of the Human Resources and
                                                        Compensation Committee.
Henry B. Tippie.................................  70    For more than five years, Chairman of the Board
Director of Rollins Environmental Services, Inc.        and President of Tippie Services; for more than
since 1982                                              five years, Chairman of the Executive Committee
Tippie Service, Inc.                                    and Vice Chairman of the Board of Rollins Truck
3420 Executive Center Drive, NW                         Leasing Corp. Mr. Tippie was Chairman of the
Suite 163                                               Executive Committee of Rollins Environmental
Austin, TX 78731                                        Services, Inc. from 1988 until May 15, 1997. Mr.
                                                        Tippie also is a director of Matlack Systems,
                                                        Inc., Dover Downs Entertainment, Inc., RPC, Inc.
                                                        and Rollins Inc. Mr. Tippie is a member of the
                                                        Audit Committee.
James L. Wareham................................  58    President of AK Steel Corporation since March
Director of Laidlaw Environmental                       1997; from 1992 until 1996, Chief Executive
since June 1997                                         Officer of Wheeling-Pittsburgh Steel Corporation.
AK Steel Corporation                                    Mr. Wareham is a member of the Audit Committee.
703 Curtis Street
Middleton, OH 45043
Grover C. Wrenn.................................  55    Chairman and Chief Executive Officer of Better
Director of Laidlaw Environmental since July            Health Network, Inc. since June 1996; Chief
1997                                                    Executive Officer of EnSys Environmental Products,
4 Wolfe Street                                          Inc. from April 1995 through December 1996; and
Alexandria, VA 22314                                    President and Chief Executive Officer of Applied
                                                        Bioscience International from 1991 through March
                                                        1995. Mr. Wrenn also is a director of Strategic
                                                        Diagnostics, Inc. and Pharmakinetics Laboratories,
                                                        Inc.

                                                          PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE
           NAME AND BUSINESS ADDRESS              AGE   LAST FIVE YEARS, DIRECTORSHIPS OF PUBLIC COMPANIES
           -------------------------              ---   --------------------------------------------------
Michael J. Bragagnolo...........................  51    Executive Vice President and Chief Operating
Executive Vice President and Chief Operating            Officer of Laidlaw Environmental Services, Inc.
Officer of Laidlaw Environmental since May 1997         since May 15, 1997; Executive Vice President and
Laidlaw Environmental Services, Inc.                    Chief Operating Officer of Laidlaw Environmental
1301 Gervais Street, Suite 300                          Services (US), Inc. from January 1997 until May
Columbia, SC 29201                                      1997; Executive Vice President of United States
                                                        Operations of Laidlaw Waste Systems, Inc. from
                                                        September 1993 until January 1997; Vice President
                                                        of Strategic Analysis and Planning of Laidlaw
                                                        Waste Systems, Inc. from December 1991 until
                                                        September 1993. Non-U.S. citizen.
Henry H. Taylor.................................  53    Vice President, General Counsel and Secretary of
Vice President, General Counsel and Secretary of        Laidlaw Environmental Services, Inc. since May 15,
Laidlaw Environmental since May 1997                    1997; Secretary of LES. Acquisition, Inc. since
Laidlaw Environmental Services, Inc.                    November 12, 1997; Vice President of Legal and
1301 Gervais Street, Suite 300                          Regulatory Affairs and Secretary of Laidlaw
Columbia, SC 29201                                      Environmental Services (US), Inc. September 1995
                                                        until May 1997; Vice President of Legal Affairs of
                                                        Laidlaw Environmental Services (US), Inc. May 1990
                                                        until January 1995.
Paul R. Humphreys...............................  38    Senior Vice President of Finance and Chief
Senior Vice President, Finance and Chief                Financial Officer of Laidlaw Environmental
Financial Officer of Laidlaw Environmental since        Services, Inc. since May 15, 1997; Senior Vice
May 1997                                                President and Chief Financial Officer of LES
Laidlaw Environmental Services, Inc.                    Acquisition, Inc. since November 12, 1997; Vice
1301 Gervais Street, Suite 300                          President of Finance for Laidlaw Environmental
Columbia, SC 29201                                      Services (US), Inc. January 1995 until May 1997;
                                                        Manager of Finance for Laidlaw Inc. from 1988
                                                        until January 1995. Non-U.S. citizen.

                            SOLICITATIONS OF PROXIES

BEAR, STEARNS & CO. INC.

     The following individuals are the representatives of the Dealer Manager who may solicit proxies:

Paul A. Berman
Christopher J. Boyle
Barry J. Cohen
Ashar H. Khan
Douglas T. Lake
Anthony J. Magro
Richard M. Osler

     Each of the above-named individuals is employed by Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167

RAYMOND JAMES & ASSOCIATES, INC.

     The following individuals are the representatives of Raymond James who may solicit proxies:


David E. Thomas, Jr.

------------------------------------------------------


J. Davenport Mosby III

------------------------------------------------------


R. Ike Ikauniks

------------------------------------------------------

                                                                     SCHEDULE II

            SHARES HELD BY LAIDLAW ENVIRONMENTAL AND LES ACQUISITION

     As of the date hereof, Laidlaw Environmental and its subsidiaries (including LES Acquisition) hold beneficially 601,100 Shares.

     Neither Laidlaw Environmental nor, to the best of its knowledge, any of the persons listed on Schedule I hereto has (i) any contract, arrangement, understanding or relationship with any other person with respect to any securities of Safety-Kleen, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies; (ii) had any contacts or negotiations with Safety-Kleen or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets, except as described herein; or (iii) has had any transaction with Safety-Kleen or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Laidlaw Environmental Offer except existing and present business relationships (e.g., providing services to each other or considering the purchase or sale of discrete assets or operations or alliances) in the ordinary course of business, none of which are material, other than the sale of certain assets of a Laidlaw Environmental subsidiary to Safety-Kleen in February 1996 and the accompanying cooperative services agreement which is in the process of being terminated.


     In the ordinary course of its business, Bear Stearns and Raymond James may trade the securities of Safety-Kleen for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. As of the date hereof, Bear Stearns holds a net long position of 3,718 Shares and Raymond James holds no Shares.

                                                                    SCHEDULE III

                OWNERSHIP OF SHARES BY CERTAIN BENEFICIAL OWNERS
                          AND SAFETY-KLEEN MANAGEMENT

     The following table and notes thereto, which, other than information regarding Laidlaw Environmental, are reproduced from the Safety-Kleen Proxy Statement for the 1997 Annual Meeting of Shareholders, set forth certain information with respect to beneficial ownership of Shares as of March 28, 1997 by (a) all directors of Safety-Kleen, (b) the named directors and officers of Company, including the executive officers of subsidiaries of Safety-Kleen and
(c) all directors and executive officers of Safety-Kleen as a group. An asterisk indicates ownership of less than one percent of outstanding Shares.


                                                                                        PERCENTAGE OF
                                                               NUMBER OF SHARES          OUTSTANDING
                         STOCK(2)                            BENEFICIALLY OWNED(1)         SHARES
                         --------                            ---------------------      -------------
Donald W. Brinckman........................................          869,156(3)             1.48%
Joseph Chalhoub............................................          350,683(4)                *
David A. Dattilo...........................................          119,972(5)                *
Richard T. Farmer..........................................           42,750(6)                *
Russell A. Gwillim.........................................          197,981(7)                *
F. Henry Habicht II........................................           42,226(8)                *
Edgar D. Jannotta..........................................           67,500(6)                *
John G. Johnson, Jr........................................           91,513(9)                *
Karl G. Otzen..............................................        1,480,581(11)            2.54%
Paul D. Schrage............................................           31,180(6)                *
Marcia E. Williams.........................................            8,500(10)               *
W. Gordon Wood.............................................           70,805(6)                *


---------------

   * Denotes less than one percent of shares outstanding.
  (1) Under regulations of the Securities and Exchange Commission, persons who own or have the power to vote or dispose of shares, either alone or jointly with others, are deemed to be the beneficial owners of such shares. Such persons are also deemed to be the beneficial owners of shares beneficially owned by certain close family members.
  (2) Shares subject to options exercisable within 60 days of February 26, 1997 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others.
  (3) Includes 73 shares owned by his wife, 431,091 shares subject to options exercisable within 60 days of February 26, 1997 and 1,033 shares held in the Company's 401(k) plan as to which he does not have voting control.
  (4) Includes 275,000 shares owned by Breslube Industries, Ltd. of which 100% is owned by Mr. Chalhoub. Also included are 59 shares owned by his wife, 75 shares owned by his son and 75,549 shares subject to options exercisable within 60 days of February 26, 1997.
  (5) Includes 88,627 shares subject to options exercisable within 60 days of February 26, 1997.
  (6) Includes 30,000 shares subject to options exercisable within 60 days of February 26, 1997.
  (7) Includes 30,223 shares owned by his wife and 30,000 shares subject to options exercisable within 60 days of February 26, 1997. Mr. Gwillim is also a co-trustee for 45,827 shares held in an irrevocable trust for which he has no beneficial ownership; such shares are not included in the table.
  (8) Includes 39,712 shares subject to options exercisable within 60 days of February 26, 1997 and 114 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.
  (9) Includes 700 shares owned by his wife, 81,962 shares subject to options exercisable within 60 days of February 26, 1997 and 332 shares held in Safety-Kleen's 401(k) plan as to which he does not have voting control.
 (10) Includes 7,500 shares subject to options exercisable within 60 days of February 26, 1997.

 (11) Karl G. Otzen and Lucy T. Otzen (the "Otzens") are husband and wife. For the purposes of this table, Karl G. Otzen is deemed to own shares owned by Lucy T. Otzen, and accordingly such number of shares is shown. In December 1992, the Otzens caused 683,760 of their shares to be contributed to Circle L Limited Partnership. The general partner which controls the Partnership is a corporation in which Karl G. Otzen, Lucy T. Otzen, Joan Emery Lammers and her husband (the "Lammers"). Each owns 25% of the voting stock and each occupies one of the four positions on the Board of Directors. Because the Otzens and Lammers share voting power over all of the shares held by the Partnership, each of them may be deemed to "own" all shares in the partnership under the criteria governing this table. To enhance clarity of presentation, however, the shares contributed to the Partnership by Joan Emery Lammers are shown opposite Karl G. Otzen's name and also included are 757,721 shares owned by trustees of which the Otzens are co-trustees, 9,100 shares owned by a trust of which The Northern Trust Company is trustee and 30,000 shares subject to options exercisable by Karl G. Otzen within 60 days of February 26, 1997.

                                   IMPORTANT

     If your shares are registered in your own name, you may mail or fax your BLUE-STRIPED proxy card (both sides) to Morrow & Co., Inc. at the address or fax number listed below.


     If your shares are held in "street name" -- held by your brokerage firm or bank -- immediately instruct your broker or bank representative to sign the BLUE-STRIPED proxy card on your behalf. If you have any questions on voting your shares, please call.


                               Morrow & Co., Inc.
                          909 Third Avenue, 20th Floor
                               New York, NY 10022

                          CALL COLLECT (212) 754-8000

                         CALL TOLL-FREE (800) 662-5200

                              Fax: (212) 754-8300.

                                                                        APPENDIX

--------------------------------------------------------------------------------


PROXY                      THIS PROXY IS SOLICITED BY

         LAIDLAW ENVIRONMENTAL SERVICES, INC. AND LES ACQUISITION, INC.
                   FOR THE SPECIAL MEETING OF SHAREHOLDERS OF
                               SAFETY-KLEEN CORP.
 TO BE HELD PURSUANT TO SECTION 180.1150 OF THE WISCONSIN BUSINESS CORPORATION
                                      LAW

    The undersigned hereby appoints Kenneth W. Winger, Henry H. Taylor, Paul R. Humphreys, and each of them, with full power of substitution, the proxies of the undersigned to vote all of the outstanding Shares, par value $.10 per share ("Shares"), of Safety-Kleen Corp. ("Safety-Kleen") that the undersigned is entitled to vote at the Special Meeting of shareholders of Safety-Kleen to be held on January 9, 1998 pursuant to Section 180.1150 of the Wisconsin Business Corporation Law (the "Control Share Meeting"), or at any adjournment or postponement of the Control Share Meeting, on the following matters:

1. Restoration of Full Voting Power of Shares of Safety-Kleen. A resolution of Safety-Kleen's shareholders authorizing the restoration of full voting power to all Shares of Safety-Kleen to be acquired by Laidlaw Environmental Services, Inc. (or one or more direct or indirect subsidiaries of Laidlaw Environmental Services, Inc.) pursuant to the Laidlaw Environmental Offer (as described in the Proxy Statement (as defined below) for the Control Share Meeting), as such Laidlaw Environmental Offer may be amended from time to time, or otherwise.

             [ ] FOR             [ ] AGAINST             [ ] ABSTAIN

2. Adjournment of Meeting. To initiate and vote for a proposal to adjourn the Control Share Meeting to solicit additional votes, if necessary, to authorize the restoration of voting power to all Common Shares to be acquired by Laidlaw Environmental Services, Inc. (or one or more direct or indirect subsidiaries of Laidlaw Environmental Services, Inc.) (the "Adjournment Proposal").

             [ ] FOR             [ ] AGAINST             [ ] ABSTAIN

         LAIDLAW ENVIRONMENTAL SERVICES, INC. AND LES ACQUISITION, INC.
                  RECOMMEND THAT YOU VOTE "FOR" ITEMS 1 AND 2.

    The proxies of the undersigned named above are authorized to vote, in their discretion, upon such other matters as may properly come before the Control Share Meeting and any adjournment or postponement thereof.
                                                    [Proxy Continued On Reverse]


THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED ON THE REVERSE SIDE. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE RESTORATION OF VOTING POWER AND "FOR" THE ADJOURNMENT PROPOSAL. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF LAIDLAW ENVIRONMENTAL SERVICES, INC. AND LES ACQUISITION, INC. DATED DECEMBER 16, 1997 SOLICITING PROXIES FOR THE CONTROL SHARE MEETING (THE "PROXY STATEMENT").


ALL PREVIOUS PROXIES GIVEN BY THE UNDERSIGNED TO VOTE AT THE CONTROL SHARE MEETING OR AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF ARE HEREBY REVOKED.

                                           Dated:
                                                 -------------------------

                                           -------------------------------
                                                         Signature

                                           -------------------------------
                                                 Signature if held jointly

                                           Title:
                                                 -------------------------
                                           PLEASE SIGN EXACTLY AS NAME APPEARS
                                           HEREON. WHEN SHARES ARE HELD BY JOINT
                                           TENANTS, BOTH SHOULD SIGN. WHEN
                                           SIGNING AS AN ATTORNEY, EXECUTOR,
                                           ADMINISTRATOR, TRUSTEE OR GUARDIAN,
                                           GIVE FULL TITLE AS SUCH. IF A
                                           CORPORATION, SIGN IN FULL CORPORATE
                                           NAME BY PRESIDENT OR OTHER AUTHORIZED
                                           OFFICER. IF A PARTNERSHIP, SIGN IN
                                           PARTNERSHIP NAME BY AUTHORIZED
                                           PERSON.

PLEASE PROMPTLY COMPLETE, SIGN, DATE AND FAX OR MAIL IN THE ENCLOSED ENVELOPE TO MORROW & CO., INC., 909 THIRD AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, FAX:
                                (212) 754-8300.